UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 333-64124-01

National RMBS Trust 2004-1

(Exact name of registrant as specified in its charter)

c/o: National Global MBS Manager Pty Ltd,

Level 24, 500 Bourke Street,

Melbourne Victoria 3000, Australia (011) 61 3 8641 0296

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

National RMBS Trust 2004-1, Class A-1 Notes and Class A-3 Notes

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(ii)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 15d-6	☒
Rule 12h-3(b)(1)(i)	☐

Approximate number of holders of record as of the certification or notice date:  12

Pursuant to the requirements of the Securities Exchange Act of 1934, National RMBS Trust 2004-1 has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

DATE: March 28, 2006	National RMBS Trust 2004-1

	By:	National Global MBS Manager Pty Ltd (as trust manager)

/s/ Bruce T. Richards
	Name:	Bruce T. Richards
	Title:	Principal Executive Officer, Principal Financial Officer, Principal Accounting Officer and Director